EXHIBIT 1
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     Harvard Industries Enters into Agreement to Acquire Breed Technologies

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Agreement Calls for Breed to Emerge From Chapter 11 Before Year End

Lebanon, NJ, June 13, 2000 -- Harvard Industries Inc. (NASDAQ: HAVA) and Breed Technologies, Inc. (OTC: BDTTQ) announced that the two companies have entered into an agreement to combine their businesses, as part of a plan for Breed to emerge from Chapter 11. If consummated, the transaction will create a premier global supplier of automotive occupant safety systems and engineered products for OEM and aftermarket uses, and for a broad range of industrial applications.

     The combined entity will have annual revenues of approximately $1.7 billion. The transaction is subject to Breed obtaining Bankruptcy court approval and confirmation of a reorganization plan which is expected to occur in the third or fourth calendar quarter of this year.

     Breed Technologies is currently operating under the protection of Chapter 11 of the United States Bankruptcy Code. The company filed for bankruptcy protection on September 20, 1999, two years after Breed's $710 million acquisition of AlliedSignal's automotive safety restraint division. Breed is one of the world's most fully integrated suppliers of complete automotive occupant safety systems, supporting a growing list of automotive customers with advanced engineering, testing and manufacturing operations.

     Harvard Industries designs, develops and manufactures a broad range of components for OEM manufacturers and the automotive aftermarket, as well as aerospace, industrial and construction equipment applications worldwide. The company successfully emerged from Chapter 11 Bankruptcy in November 1998, after a significant restructuring and reorganization led by Roger Pollazzi, Chairman and Chief Executive Officer. As a result, Harvard today is generating positive operating income (before amortization) and has no long-term debt. The Company has a stated strategy of pursuing growth through acquisition.

     The letter of intent was approved by the Board of Directors of both companies and Breed's senior secured bank group. Under the terms of this transaction, valued at over $600 million, Harvard would assume approximately $300 million of liabilities, Breed secured creditors will receive $220 million in cash and notes, and through the issuance of stock and warrants, approximately 45% of the equity of the combined Harvard/Breed entity. Harvard stated that The CIT Group and Citibank, N.A. are highly interested in

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providing up to $325 million to finance the transaction. CIT has financed
Harvard in the past, and is familiar with the company's management team.

     The non-binding letter of intent contemplates entry into a definitive agreement that will be subject to usual conditions including: a firm financing commitment, board, shareholder and bankruptcy court approvals, and required government and third party approvals. Both Harvard management and Breed's secured lenders anticipate that the strong operating performance of the combined companies will result in significant equity appreciation. Breed notes that its agreement with Harvard is subject to a continuing effort to solicit higher and better offers.

     Roger Pollazzi will continue as Chairman and Chief Executive Officer of the combined operation. Pollazzi and his senior management team, together for nearly 10 years and with significant experience in the OEM automotive industry, have had notable successes in turnaround situations.

     According to Pollazzi, "Breed Technologies is just the acquisition we have been looking for. The company is a leader in automotive occupant restraint systems, a critical automotive subsystem where technological leadership can be used to great advantage in the marketplace. I am confident we can restore Breed to profitability quickly and create a powerhouse supplier to the automotive industry." Pollazzi said that he is impressed with the management, as well as with the technological and intellectual expertise at Breed.

     Pollazzi continued "Harvard will produce many components that Breed currently purchases from outside vendors. This backward integration opportunity will be key to reducing Breed's production costs. Also, Harvard's strong industrial customer position should allow us to grow revenues by selling Breed's capabilities into Harvard's customer base."

     The combined product portfolio and technological expertise of the two companies will support Pollazzi's goal of becoming a global provider of automotive safety systems and associated components. The combination will also expand the company's product range and strengthen its worldwide presence in the industrial and aftermarket sectors.

     Products of the combined operations are used in over four hundred vehicle models manufactured by 45 automakers and sold in 14 countries.

     "We are confident that on a combined platform of $1.7 billion of annual revenues we will deliver outstanding value to our shareholders, customers and employees. We will achieve our objectives through accelerated top-line growth derived from product innovation, a focus on customer service and manufacturing efficiencies, and a rapid realization of sales and cost-reduction synergies.

     In the last two years, Harvard has invested $17 million in completely overhauling its management information systems. Our Enterprise Resource Planning
(ERP)

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systems will be a big factor in quickly returning Breed to profitability and running this global business on a real time basis.

     "We have established aggressive financial goals and are confident in our ability to meet them. Our immediate objective is to focus Breed on cash management and manufacturing efficiency. Our long-term financial goals are to increase shareholder value through revenue and income growth. We are committed to creating a strong investment grade company, with an intense emphasis on cash," Pollazzi added.

     As soon as the transaction closes, the new company's combined workforce of over 18,000 employees and over 50 facilities worldwide will begin to collectively solidify outstanding customer relationships. We will continue to support our customers globally with our branded products and leading-edge technologies," Pollazzi concluded.

     This new release contains "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Harvard's and Breed's Securities and Exchange commission filings. Such risks and uncertainties also include: the transaction described herein may not be consummated; materially adverse changes may occur in economic conditions in the markets in which the companies operate; costs related to the merger may be higher than anticipated; potential substantial delays in the expected closing of the merger, and the risk that if consummated, Harvard's and Breed's businesses will not be integrated successfully.
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NOTE TO EDITORS: Harvard plans to file relevant documents concerning the merger with the Securities and Exchange Commission (SEC). Free copies of these documents will be available at the SEC website at www.sec.gov. In addition, the documents filed with the SEC by Harvard will be available from Harvard Industries' website at harvardind.com or by contacting Liz Blouin at Harvard Industries, Inc., 3 Werner Way, Suite 210, Lebanon, NJ 08833; telephone
(908)437-4100. Documents filed with SEC by Breed will be available from Breed's website at breedtech.com or by contacting Liz Guptile at Breed Technologies, Inc., 5300 Allen K. Breed Highway, Lakeland, FL 33811; telephone (863)668-6000.

Harvard and its officers and directors may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the transaction contemplated by the agreement and Breed plan of reorganization. Information concerning the participants in the solicitation will be set forth in a proxy statement/prospectus when and if filed with the SEC.

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